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UNITED STATES	OMB Number: 3235-0145
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2009
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SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No._________)*

Marani Brands, Inc.

(Name of Issuer)

Common Stock

 (Title of Class of Securities)

56575N 106

 (CUSIP Number)

Craig V. Butler, Esq.
The Lebrecht Group, APLC
9900 Research Drive
Irvine, CA 92618
(949) 635-1240

 (Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 7, 2008

 (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 56575N 106

1.	Names of reporting persons I.R.S. Identification Nos. of above persons (entities only) Margrit Eyraud

2.	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐

3.	SEC use only

4.	Source of funds (See Instructions): OO

5.	Check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e):

6.	Citizenship or place of organization: United States

Number of	7.	Sole Voting Power	35,333,330
Shares Bene-
ficially Owned	8.	Shared Voting Power	0
by Each
Reporting	9.	Sole Dispositive Power	35,333,330
Person With
	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,333,330

12.	Check if the Aggregate amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11): 22.3%

14.	Type of Reporting Person (See Instructions): IN

ITEM 1.  SECURITY AND ISSUER

Common Stock, .001 par value Marani Brands, Inc., 13152 Raymer Street, Suite 1A, North Hollywood, CA 91605

ITEM 2.  IDENTITY AND BACKGROUND

(a)	Name: This statement is filed on behalf of Margrit Eyraud ("Reporting Person").

(b)	Residence or Business Address of the Reporting Person is: 13152 Raymer Street, Suite 1A North Hollywood, CA 91605

(c)	Principal Occupation or Employment: Reporting Person is the President and Chief Executive Officer of Marani Brands, Inc.

(d)	During the last five years, the Reporting Person has not been convicted in a criminal proceeding.

(e)	During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

(f)	United States Citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The 35,333,330 shares of Marani Brands, Inc., were acquired by Reporting Person pursuant to the terms of an Agreement and Plan of Merger dated April 4, 2008, under which the Reporting Person exchanged 3,533,333 shares of Margrit Enterprises International, Inc., for the 35,333,330 shares of Marani Brands, Inc. common stock.

ITEM 4.  PURPOSE OF TRANSACTION

The 35,333,330 shares of Marani Brands, Inc., were acquired by Reporting Person pursuant to the terms of an Agreement and Plan of Merger dated April 4, 2008, under which Marani Brands' wholly owned subsidiary, FFBI Merger Sub Corp. merged with and into Margrit Enterprises International, Inc., ("MEI"), with MEI as the surviving entity and subsidiary of Marani Brands.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a)	The Reporting Person now owns 35,333,330 shares of common stock of Marani Brands, Inc., which equates to 22.3% of Marani Brand's outstanding common stock.

(b)	As to the 35,333,330 shares, Reporting Person owns the following rights: Sole Voting Power: 35,333,330 Shared Voting Power: 0 Sole Dispositive Power: 35,333,330 Shared Dispositive Power: 0

(c)	None.

(d)	None.

(e)	Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

10.1*	Agreement and Plan of Merger between Issuer, FFBI Merger Sub Corp. and Margrit Enterprises International, Inc. dated April 4, 2008.

* Incorporated by reference from our Current Report on Form 8-K filed with the Commission on April 3, 2008.

Signature

                       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2008
Date

Signature

Margrit Eyraud, Chief Executive Officer
Name/Title

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).